Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	State/Territory of Organization

KIM International Corporation	California
KBCMP, Inc.	Delaware
CMP Wellness, LLC	California
Dank Bottles, LLC	Colorado
KCH Energy, LLC	Colorado
Zack Darling Creative Associates, LLC	California
The Hybrid Creative, LLC	California
KCH Distribution Inc.	British Columbia